Exhibit 99.4

Dear valued ADR holder,

We hereby inform you that a general meeting of Achilles Therapeutics plc (the “Company”) will take place on Thursday March 20, 2025 at 14:00 UK time (10:00 Eastern Time) at the offices of Goodwin Procter (UK) LLP at Sancroft, 10-15 Newgate Street, London, EC1A 7AZ, United Kingdom (the “GM”). As investors increasingly prefer to access GM-related information online instead of receiving printed documents, and for environmental reasons, the Company has decided to reduce the amount of paper used for this mailing. As a result, you are only receiving this letter accompanied by your voting instruction card. Information regarding the GM, including the Notice of General Meeting (the “GM Notice”), may be accessed through the “Investor Relations” section of the Company’s website, at: https://ir.achillestx.com

The proposed running order of the GM is set out below (all times UK time):

14:00 – 14:10	Welcome and open Meeting
14:10 – 14:20	Presentation by the Chairman of the Board
14:20 – 14:45	Q&A
14:45	Close of Meeting

Please note that the GM will be held as a physical meeting at the address referred to above. To support engagement with our shareholders and ADR holders, it is our intention to live stream the GM by audio webcast and to enable questions relating to the GM resolutions to be submitted in advance of the GM by shareholders and ADR holders. ADR holders are invited to submit their questions in advance by sending an email to shares@achillestx.com with ‘2025 General Meeting Question’ in the title line by 17:00 UK time (13:00 Eastern Time) on March 13, 2025. Further details are available in the GM Notice.

If an ADR holder wishes to listen to the GM webcast, please email your name, address and email ID to shares@achillestx.com with ‘2025 General Meeting Webcast’ in the title line. The Company will email the access details directly to the ADR holder to listen to the proceedings in the GM. The email must be received by the Company no later than 17:00 UK time (12:00 Eastern Time) on March 06, 2025 in order for the ADR holder to be entitled to access the broadcast. Please note that this will not enable you to participate in the business of the GM remotely or vote electronically as part of the GM. Instead, you are strongly encouraged to vote by proxy using voting instructions supplied with this letter by no later than 17:00 Eastern Time on March 14, 2025.

Achilles Therapeutics plc	T:	+44 (0) 208 1544600
3rd Floor, 1 Ashley Road,	E:	info@achillestx.com
Altrincham, Cheshire WA14	W:	www.achillestx.com
2DT, United Kingdom

Achilles Therapeutics plc is a public limited company registered in England and Wales with registered number 13027460. Registered Office: 245 Hammersmith Road, London W6 8PW.

If you do not have access to the internet and would like to obtain a printed copy of the GM-related information please write to the following address and physical copies of the relevant documents will be sent to you:

BetaNXT, Inc.

Attn: Achilles Therapeutics plc, 2025, GM

P.O. Box 8016

Cary, NC 27512-9903

Alternatively, you may call the following number: 1-800-555-2470

Thank you for your ongoing support of Achilles Therapeutics.

Edwin Moses

Chairman

Achilles Therapeutics plc	T:	+44 (0) 208 1544600
3rd Floor, 1 Ashley Road,	E:	info@achillestx.com
Altrincham, Cheshire WA14	W:	www.achillestx.com
2DT, United Kingdom

Achilles Therapeutics plc is a public limited company registered in England and Wales with registered number 13027460. Registered Office: 245 Hammersmith Road, London W6 8PW.

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